UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 10)

Euroseas Ltd.
(Name of Issuer)

Common Shares, $0.03 par value
(Title of Class of Securities)

Y23592200
(CUSIP Number)

Friends Investment Company Inc. 4 Messogiou & Evropis St. 151 24 Maroussi Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23592200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

17,175,361

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

17,175,361

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

17,175,361

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23592200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Preferred Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,964,885

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,964,885

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,964,885

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23592200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Family United Navigation Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,931,894

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,931,894

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,931,894

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP NO. Y23592 20 0

This Schedule 13D is Amendment No. 10 with respect to Friends Investment Company Inc., Amendment No. 1 with respect to Preferred Friends Investment Company Inc., and is an initial filing with respect to Family United Navigation Co.

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.03 par value (the "Common Shares") of Euroseas Ltd., a Marshall Islands corporation (the "Issuer").  The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Item 2.  Identity and Background

(a),(f)
The persons filing this statement are Friends Investment Company Inc., a Marshall Islands corporation (“Friends Investment Company”), Preferred Friends Investment Company Inc., a Marshall Islands corporation (“Preferred Friends Investment Company”), and Family United Navigation Co., a Marshall Islands corporation (“Family United Navigation” and, together with Friends Investment Company and Preferred Friends Investment Company, the "Reporting Persons").

(b)	The address of the principal place of business of Friends Investment Company and Preferred Friends Investment Company is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

The address of Family United Navigation’s principal place of business is Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro MH96960, Marshall Islands.

(b),(c)	The principal business of the Reporting Persons is acting as shipping investment holding companies.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Friends Investment Company is set forth below.  If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas	Vice President/ Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/ Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

George Skarvelis	Director	Mr. Skarvelis is a citizen of Greece. His principal occupation is serving as manager of Marine Spirit S.A.

Emmanuel Pittas	Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as vice president of Eurobulk Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Preferred Friends Investment Company is set forth below.  If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides J. Pittas	President/ Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Stephania J. Karmiri	Treasurer/Secretary/ Director	Ms. Karmiri is a citizen of Greece. Her principal occupation is serving as the corporate secretary and administration manager of Eurobulk Ltd..

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Family United Navigation is set forth below.  If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Pantelis Pittas	President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chartering Manager of Eurobulk, Ltd.

Aristides P Pittas	Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Eleni Pitta	Treasurer/Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving as an employee in Administration at Eurobulk Ltd.

Despoina Pitta	Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving on the board of directors of P. Pappas and A. Pittas OE.

(d),(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the 17,175,361 Common Shares directly owned by Friends Investment Company came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchase of the 3,964,885 Common Shares beneficially owned by Preferred Friends Investment Company pursuant to the “PIPE Transaction” (as described in Item 4 below) came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchases of the 1,931,894 Common Shares directly owned by Family United Navigation came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The other persons named in response to Item 2 hold the following number of Common Shares in their accounts which they received pursuant to the Issuer's Stock Incentive Plan and pursuant to a rights offering to shareholders of the Issuer:

	Vested/Purchased Pursuant to a Rights Offering		Unvested
Aristides P. Pittas	13,500		40,500
Aristides J. Pittas	438,576		148,500
Nikolaos J. Pittas	108,860		40,500
George Skarvelis	17,290	*	15,750
Emmanuel Pittas	128,860		40,500

*  These vested Common Shares are owned by Marine Spirit S.A., a company founded by Mr. Skarvelis and to which he is the beneficial owner.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired their Common Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Common Shares on a continual basis.

Aristides J. Pittas, who serves as the Vice President and a director of Friends Investment Company, and who also serves as the President an a director of Preferred Friends Investment Company, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer.  Aristides P. Pittas, who serves as the President and a director of Friends Investment Company and as the Secretary and a director of Family United Navigation, is the Vice Chairman and a Class A Director of the Issuer.  George Skarvelis, who serves as a director of Friends Investment Company, is a Class B Director of the Issuer.

On January 29, 2014, Preferred Friends Investment Company participated in a private investment in public equity transaction with the Issuer (the "PIPE Transaction").  Pursuant to the PIPE Transaction, the Issuer issued 50,000 shares of Series B Convertible Perpetual Preferred Shares (“Series B Preferred Shares”), of which Preferred Friends Investment Company agreed in the Securities Purchase Agreement to purchase 5,700 of such Series B Preferred Shares.  As a holder of Series B Preferred Shares, Preferred Friends Investment Company, among other things,: (a) is entitled to receive either cash dividends from the Issuer for each Series B Preferred Share for which it owns or additional Series B Preferred Shares in lieu of cash dividends (“PIK Shares”); (b) has the right, along with the other holders of Series B Preferred Shares, to nominate and elect one member to the Issuer’s board of directors; (c) may at any time elect to convert its Series B Preferred Shares, in whole or in part, into Common Shares at an amount initially equal to $1,000 per share (subject to adjustment pursuant to certain agreed upon terms) divided by the current conversion price of $1.45 (subject to reduction to $1.25 in the event of a dividend payment default, and a further reduction to $1.05 if the dividend payment default exists for more than 6 months); and (d) may vote as one class with the holders of Common Shares on all matters of which such shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the number of Common Shares into which Series B Shares could be converted pursuant to the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd., an agreement entered into as part of the PIPE Transaction.  On March 31, 2014, Preferred Friends Investment Company received 49.083 PIK Shares from the Issuer.  At the current conversion price of $1.45 per share, Preferred Friends Investment Company, in its sole discretion and at any time, can currently convert its 5,749.083 Series B Preferred Shares into approximately 3,964,885 Common Shares.  Because it has the right to acquire such Common Shares such within 60 days, Preferred Friends Investment Company is deemed to beneficially own such Common Shares.

Moreover, since certain persons serving as directors and officers for Preferred Friends Investment Company and Family United Navigation also serve in similar capacities for Friends Investment Company, Preferred Friends Investment Company, Family United Navigation and Friends Investment Company may be deemed to be affiliates of each other for purposes of reporting on Schedule 13D.  As such, each Reporting Person may be deemed to beneficially own the Common Shares of the other Reporting Person.

The foregoing was a summary of the PIPE Transaction and certain of the material terms of the Securities Purchase Agreement and the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd., which have been filed as Exhibits C and D hereto, respectively, and are incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer

(a)-(d)
As of the date hereof, Friends Investment Company may be deemed to be the beneficial owner of 17,175,361 Common Shares, constituting 30.2% of the Common Shares, based upon 56,888,123 Common Shares outstanding.  Friends Investment Company has the sole power to vote or direct the vote of 17,175,361 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Friends Investment Company has the sole power to dispose or direct the disposition of 17,175,361 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.  The 17,175,361 Common Shares beneficially owned by Friends Investment Company were acquired in open market transactions.

As of the date hereof, Preferred Friends Investment Company may be deemed to be the beneficial owner of 3,964,885 Common Shares, constituting 6.5% of the Common Shares, based upon 56,888,123 Common Shares outstanding as adjusted for authorized Common Shares not yet issued beneficially owned by Preferred Friends Investment Company.  Preferred Friends Investment Company has the sole power to vote or direct the vote of 3,964,885 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Preferred Friends Investment Company has the sole power to dispose or direct the disposition of 3,964,885 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.  The 3,964,885 Common Shares beneficially owned by Preferred Friends Investment Company are beneficially owned pursuant to the PIPE Transaction (as further described in Item 4 above), a privately negotiated transaction.

As of the date hereof, Family United Navigation may be deemed to be the beneficial owner of 1,931,894 Common Shares, constituting 3.4% of the Common Shares, based upon 56,888,123 Common Shares outstanding.  Family United Navigation has the sole power to vote or direct the vote of 1,931,894 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Family United Navigation has the sole power to dispose or direct the disposition of 1,931,894 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.  The 1,931,894 Common Shares beneficially owned by Family United Navigation were acquired in a private transaction with Friends Investment Company.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Shares that are the subject of this Statement.

There have been no purchases or sales of the Common Shares during the past 60 days by Preferred Friends Investment Company.

The transactions by Friends Investment Company and Family United Navigation in the Common Shares during the past sixty days are set forth in Exhibit B.

(e)           N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.  Except for the Securities Purchase Agreement and the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd., Preferred Friends Investment Company does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Friends Investment Company and Family United Navigation do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement

Exhibit B:  Schedule of Transactions in Common Shares by Friends Investment Company and Family United Navigation

Exhibit C:  Securities Purchase Agreement, dated as of January 26, 2014, by and among the Issuer and Preferred Friends Investment Company (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014)

Exhibit D:  Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2014
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President
Preferred Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas Title: President

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 10 to Schedule 13D, dated April 9, 2014, relating to the Common Shares, $0.03 par value of Euroseas Ltd. shall be filed on behalf of the undersigned.

April 9, 2014
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President
Preferred Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas Title: President

Exhibit B

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FRIENDS INVESTMENT COMPANY INC. AND FAMILY UNITED NAVIGATION CO.

Schedule of Transactions in Common Shares by Friends Investment Company Inc.

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share
4/04/14	Common Shares, $0.03 par value	N/A	*4,150	$1.3339
4/04/14	Common Shares, $0.03 par value	N/A	*5,000	$1.3401
4/04/14	Common Shares, $0.03 par value	N/A	*5,000	$1.3401
4/04/14	Common Shares, $0.03 par value	N/A	*5,000	$1.34
4/03/14	Common Shares, $0.03 par value	N/A	*500	$1.32
4/02/14	Common Shares, $0.03 par value	N/A	**140,940	N/A
3/28/14	Common Shares, $0.03 par value	N/A	***1,766,055	N/A
3/21/14	Common Shares, $0.03 par value	N/A	*5,000	$1.33
3/20/14	Common Shares, $0.03 par value	N/A	*400	$1.33
3/12/14	Common Shares, $0.03 par value	N/A	*1,400	$1.37
3/12/14	Common Shares, $0.03 par value	N/A	*5,200	$1.33
3/11/14	Common Shares, $0.03 par value	N/A	*10,000	$1.37
3/11/14	Common Shares, $0.03 par value	N/A	*10,000	$1.3661
3/11/14	Common Shares, $0.03 par value	N/A	*10,000	$1.36
3/11/14	Common Shares, $0.03 par value	N/A	*10,000	$1.36
3/11/14	Common Shares, $0.03 par value	N/A	*10,000	$1.36
3/11/14	Common Shares, $0.03 par value	N/A	*10,000	$1.36

Schedule of Transactions in Common Shares by Family United Navigation Co.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/28/14	Common Shares, $0.03 par value	***1,766,055	N/A	N/A
3/11/14	Common Shares, $0.03 par value	*22,000	N/A	$1.40
3/06/14	Common Shares, $0.03 par value	*20,000	N/A	$1.394319
2/26/14	Common Shares, $0.03 par value	*15,000	N/A	$1.32
2/06/14	Common Shares, $0.03 par value	*18,839	N/A	$1.309537

*  These Common Shares were purchased or sold, as applicable, in an open-market transaction.

**  These Common Shares were transferred to Mr. Panagiotis Kyriakopoulos in a private transaction in which no compensation was received.

***  These Common Shares were transferred to Family United Navigation Co. in a private transaction in which no compensation was received.

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